UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN

FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of

Metalworking Products

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Financial Statements

And Supplemental Schedule

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Financial Statements

and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Statements of Net Assets Available for Benefits

(Unaudited)

	December 31
	2012	2011
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$4,441,940	$—
Interest in registered investment companies	—	993,644
Interest in common collective trusts	—	1,972,051
Interest in synthetic investment contracts	—	587,386
Corporate common stocks	—	303,020
Interest in guaranteed investment contracts	—	72,476

Total investments at fair value	4,441,940	3,928,577

Notes receivable from participants	275,785	255,485

Net assets available reflecting investments at fair value	4,717,725	4,184,062
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,966)	(26,559)

Net assets available for benefits	$4,680,759	$4,157,503

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Statement of Changes in Net Assets Available for Benefits

(Unaudited)

Year ended December 31, 2012

Contributions:
Employer	$168,474
Employee	183,660

Total contributions	352,134

Interest income on notes receivable from participants	13,244
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	328,890

Total investment income	328,890

694,268

Distributions to participants	(171,012)

(171,012)

Net increase in net assets available for benefits	523,256
Net assets available for benefits at beginning of year	4,157,503

Net assets available for benefits at end of year	$4,680,759

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives.

These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 – 54	4.0%
55 – 59	4.5%
Age 60 or above	5.0%

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan.

General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.

2. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.

Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits and the Fair Value Measurements footnote have been reclassified to conform to the current year presentation.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2012 or 2011. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

3. Investments

Certain assets of the Plan along with the assets of various other ATI sponsored plans were transferred into the Allegheny Technologies Incorporated Master Trust (the Master Trust) as of January 1, 2012. The Plan’s interest in the net assets of the Master Trust was approximately 1% at December 31, 2012. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.

None of the Plan’s share of the various investment types held by the Master Trust at December 31, 2012 were greater than 1% of the Master Trusts assets.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2012:

Common collective trusts	$323,922,840
Registered investment companies	232,490,850
Synthetic investment contracts (a)	184,046,579
Corporate common stocks	66,692,496
Guaranteed investment contracts	39,622,255

Total investments held by the Master Trust at fair value	$846,775,020

(a)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities.

Investment income attributable to the Master Trust for the twelve months ended December 31, 2012 was as follows:

Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$29,144,680
Synthetic investment contracts	3,946,844
Guaranteed investment contracts	636,187
Registered investment companies	29,645,679

Corporate common stocks	(31,073,635)

Net appreciation in fair value of investments	32,299,755

Expenses
Administrative expenses and other, net	(1,300,657)

Total investment gain	$30,999,098

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts held by the Master Trust, for 2012, and by the Plan, for 2011, were as follows:

	Years Ended December 31
	2012	2011
Based on actual earnings	2.34%	2.54%
Based on interest rate credited to participants	2.11%	2.31%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2011:

Vanguard Target Retirement 2020 Fund	$914,931
Vanguard Target Retirement 2010	348,828
Allegheny Technologies Incorporated Common Stock	303,020
Vanguard Target Retirement 2015	235,235

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•

Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table presents the financial instruments of the Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2012. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.

Master Trust assets measured at fair value on a recurring basis:

December 31, 2012	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$323,922,840	$323,922,840
Interest in registered investment companies (b)	232,490,850	—	232,490,850
Interest in synthetic investment contracts (c)	—	184,046,579	184,046,579
Corporate common stock (d)	66,692,496	—	66,692,496
Interest in guaranteed investment contracts	—	39,622,255	39,622,255

	$299,183,346	$547,591,674	$846,775,020

a)	This class includes approximately 9% fixed income funds, 13% equity funds and 78% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 46% U.S. equity funds, 13% non-U.S. equity funds, and 41% fixed income fund.
c)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

The following table presents the Plan’s financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2011. The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the period presented.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Plan assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$1,972,051	$1,972,051
Interest in registered investment companies (a)	993,644	—	993,644
Interest in synthetic investment contracts (b)	—	587,386	587,386
Corporate common stock (d)	303,020	—	303,020
Interest in guaranteed investment contracts	—	72,476	72,476

Total assets at fair value	$1,296,664	$2,631,913	$3,928,577

a)	This class includes approximately 5% fixed income funds and 95% target date funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 58% U.S. equity funds, 16% non-U.S. equity funds, 17% balanced funds, and 9% fixed income funds.
c)	This class includes approximately 14% government and government agency bonds, 1% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 71% common collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 16, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended on August 3, 2010. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2009.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TDY Industries, Inc. 401(k) Profit Sharing Plan for

Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

Description	Current Value
Participant loans* (4.25% to 9.25%, with maturities through 2016)	$275,785

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

Date: June 27, 2013	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)